UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 16)

PRICESMART, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

741511109

(CUSIP Number)

SHERRY BAHRAMBEYGUI
C/O THE PRICE GROUP LLC
7979 IVANHOE AVENUE, SUITE 520
LA JOLLA, CALIFORNIA 92037
TELEPHONE (858) 551-2319

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 18, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 741511109	SCHEDULE 13D/A

1.	Names of Reporting Persons Robert E. Price
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☒

3.	SEC Use Only
4.	Source of Funds (See Instructions) PF, WC, AF, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 3,337,517 (See Item 5)
	8.	Shared Voting Power 6,374,236 (See Item 5)
	9.	Sole Dispositive Power 3,337,517 (See Item 5)
	10.	Shared Dispositive Power 6,374,236 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,711,753 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 32.5%1
14.	Type of Reporting Person (See Instructions) IN

1           Based upon 29,897,996 shares of Common Stock outstanding as of March 31, 2011 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 7, 2011.

CUSIP NO. 741511109	SCHEDULE 13D/A

1.	Names of Reporting Persons Price Charities (formerly known as San Diego Revitalization Corp.)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☒

3.	SEC Use Only
4.	Source of Funds (See Instructions) WC, OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)
	8.	Shared Voting Power 3,039,335 (See Item 5)
	9.	Sole Dispositive Power 0 (See Item 5)
	10.	Shared Dispositive Power 3,039,335 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,039,335 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.2%2
14.	Type of Reporting Person (See Instructions) OO – Nonprofit Corporation

2            Based upon 29,897,996 shares of Common Stock outstanding as of March 31, 2011 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 7, 2011.

CUSIP NO. 741511109	SCHEDULE 13D/A

1.	Names of Reporting Persons Sol and Helen Price Trust, dated February 20, 1970 (“Sol & Helen Price Trust”)
2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐

	(b)	☒

3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0 (See Item 5)
	8.	Shared Voting Power 2,393,122 (See Item 5)
	9.	Sole Dispositive Power 0 (See Item 5)
	10.	Shared Dispositive Power 2,393,122 (See Item 5)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,393,122 (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.0%3
14.	Type of Reporting Person (See Instructions) OO – Trust

3          Based upon 29,897,996 shares of Common Stock outstanding as of March 31, 2011 as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 7, 2011.

This Amendment No. 16 (this “Amendment”) relates to the common stock, par value $0.0001 per share (“Common Stock”), of PriceSmart, Inc., a Delaware corporation (“PriceSmart”), and amends that certain Schedule 13D jointly filed by The Price Group LLC, a California limited liability company, Price Charities (formerly known as San Diego Revitalization Corp.), a California nonprofit public benefit corporation, and Robert E. Price and Sol Price, natural persons, with the Securities and Exchange Commission (“SEC”) on October 29, 2004, as amended by Amendment No. 1 thereto, filed with the SEC on January 10, 2005, and by Amendment No. 2 thereto, filed with the SEC on January 18, 2005, and by Amendment No. 3 thereto, filed with the SEC on May 9, 2005, and by Amendment No. 4 thereto, filed with the SEC on January 9, 2006, and by Amendment No. 5 thereto, filed with the SEC on February 14, 2006, and by Amendment No. 6 thereto, filed with the SEC on February 24, 2006, and by Amendment No. 7 thereto, filed with the SEC on May 10, 2007, and by Amendment No. 8 thereto, filed with the SEC on May 22, 2007, and by Amendment No. 9 thereto, filed with the SEC on October 31, 2007, and by Amendment No. 10 thereto, filed with the SEC on November 15, 2007, and by Amendment No. 11 thereto, filed with the SEC on July 28, 2008, and by Amendment No. 12 thereto, filed with the SEC on July 21, 2009, and by Amendment No. 13 thereto, filed with the SEC on September 8, 2010, and by Amendment No. 14 thereto, filed with the SEC on September 24, 2010, and Amendment No. 15 thereto (“Amendment 15”), filed with the SEC on January 27, 2011 (such Schedule 13D, as so amended, being this “Schedule 13D”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in this Schedule 13D.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 of this Schedule 13D is hereby amended and restated as follows:

(a), (f)
This Amendment is being jointly filed by (i) Robert E. Price, a natural person and citizen of the United States of America, (ii) Price Charities (formerly known as San Diego Revitalization Corp.), a California nonprofit public benefit corporation (“Price Charities”), and (iii) the Sol and Helen Price Trust, dated February 20, 1970, a California trust (“Sol & Helen Price Trust”) (collectively, the “Reporting Persons”).

The directors and officers of Price Charities (collectively, the “Price Charities Directors and Officers”), each of whom is a citizen of the United States of America, are as follows:

Robert E. Price	Director and President
Allison Price	Director and Vice President
Sherry S. Bahrambeygui	Director, Executive Vice President and Secretary
William Gorham	Director
Dede Alpert	Director
John Eckstein	Director
Sue Reynolds	Director
Jeff Fisher	Chief Financial Officer

Each Reporting Person and each Price Charities Director and Officer disclaims membership in a group with any person with respect to any PriceSmart Common Stock.

(b)-(c)
The principal executive office of Price Charities, and the principal business address of each of Mr. R. Price, the Sol & Helen Price Trust, and each of the Price Charities Directors and Officers, is 7979 Ivanhoe Avenue, Suite 520, La Jolla, California  92037.

The principal business of Price Charities is to function as a public charity.  The principal business of the Sol & Helen Price Trust is to manage the assets of the trust on behalf of the beneficiary, the Price Family Charitable Fund.  The principal occupation of Mr. R. Price is President of Price Charities and Price Family Charitable Fund. Mr. R. Price also is Chairman of the Board of Directors of PriceSmart, a manager of The Price Group, LLC, the sole trustee of the Sol & Helen Price Trust and the trustee of various other family trusts.  The principal occupation of Ms. A. Price is homemaker.  Ms. A. Price is also a trustee of various family trusts.  The principal occupation of Ms. Bahrambeygui is manager of The Price Group, LLC, Executive Vice President and Secretary of Price Charities and Executive Vice President and Secretary of the Price Family Charitable Fund.  The principal occupation of each of Mr. Gorham and Ms. Alpert is self-employed investor.  The principal occupation of Mr. Eckstein is physician.  The principal occupation of Mr. Fisher is Chief Financial Officer of Price Charities and an employee of The Price Group, LLC.  The principal occupation of Ms. Reynolds is community developer.

(d)-(e)
During the last five years, none of the Reporting Persons, nor any of the Price Charities Directors and Officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of this Schedule 13D is hereby amended to include the following information:

From January 31, 2011 to May 3, 2011, the Price Family Charitable Fund, of which Mr. R. Price is a director and President, acquired an aggregate of 70,000 shares of PriceSmart Common Stock from the Price Family Charitable Trust via donative transfers.   From February 1, 2011 to May 11, 2011, the Price Family Charitable Fund donated 57,270 of the shares it received from the Price Family Charitable Trust to charitable organizations.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of this Schedule 13D is hereby amended to include the following information:

In addition to the contemplated sales described in Amendment 15, and for the reasons described therein, on May 18, 2011, the Sol & Helen Price Trust and Price Charities each entered into a Stock Purchase Agreement with T. Rowe Price Associates, Inc., as investment adviser for and on behalf of certain funds and accounts, pursuant to which the Sol & Helen Price Trust and Price Charities each sold 500,000 shares of PriceSmart Common Stock at a price of $43.00 per share.

ITEM 5.	INTERESTS IN SECURITIES OF THE ISSUER.

Items 5(a) and 5(b) of this Schedule 13D are hereby amended and restated as follows:

(a)-(b)4,5

(1)  Robert E. Price

Mr. R. Price presently may be deemed to beneficially own an aggregate of 9,711,753 shares of PriceSmart Common Stock, which represents approximately 32.5% of the outstanding Common Stock.  Of such shares, Mr. R. Price may be deemed to have sole voting and dispositive power with respect to 3,337,517 shares and shared voting and dispositive power with respect to 6,374,236 shares.  Of the shares for which Mr. R. Price may be deemed to have sole voting and dispositive power, (i) 2,393,122 shares are owned directly by the Sol & Helen Price Trust, of which Mr. R. Price is sole trustee, (ii) 944,315 shares are owned directly by The Price Group, LLC which Mr. R. Price is the controlling manager of, and (iii) 80 shares are held in Mr. R. Price’s 401(k) retirement account.  Of the shares for which Mr. R. Price may be deemed to have shared voting and dispositive power, (i) 220,600 shares are owned directly by the Price Family Charitable Trust which Mr. R. Price and Ms. Bahrambeygui are co-trustees of and as such may be deemed to share voting and dispositive power over such shares; (ii) 3,039,335 shares are owned directly by Price Charities which Mr. R. Price is a director and President of and as such may be deemed to share voting and dispositive power over such shares; (iii) 794,778 shares are owned directly by the Robert & Allison Price Trust which Mr. R. Price and Ms. A. Price are co-trustees of and as such may be deemed to share voting and dispositive power over such shares; (iv) 2,245,168 shares are owned directly by the Robert & Allison Price Charitable Trust which Mr. R. Price and Ms. A. Price are co-trustees of and as such may deemed to share voting and dispositive power over such shares; (v) 5,210 shares are owned directly by the Benjamin Price Trust UTD 9/22/89 which Mr. R. Price and Ms. Bahrambeygui are co-trustees of and as such may be deemed to share voting and dispositive power over such shares; (vi) 18,805 shares are owned directly by the Rebecca Price Trust UTD 9/22/89 which Mr. R. Price, Ms. A. Price and Ms. Rebecca Price Brewer are co-trustees of and as such may be deemed to share voting and dispositive power over such shares; (vii) 18,805 shares are owned directly by the Sarah Price Trust UTD 9/22/89 which Mr. R. Price, Ms. A. Price and Ms. Sarah Price Keating are co-trustees of and as such may be deemed to share voting and dispositive power over such shares; (viii) 18,805 shares are owned directly by the David Price Trust UTD 9/22/89 which Mr. R. Price, Ms. A. Price and Mr. David Price are co-trustees of and as such may be deemed to share voting and dispositive power over such shares; and (ix) 12,730 shares are owned by The Price Family Charitable Fund which Mr. R. Price is a director and President of and as such may be deemed to share voting and dispositive power over such shares.  Ms. A. Price is the wife of Mr. R. Price.  To the extent she may be deemed to beneficially own any shares, they are included in the shares reported as may be deemed to be beneficially owned by Mr. R. Price.  Each of Mr. R. Price, Ms. A. Price, Ms. Bahrambeygui, Ms. Price Keating, Ms. Brewer and Mr. D. Price disclaims beneficial ownership of the foregoing shares except to the extent of their respective voting and/or dispositive power.

4           Each of the Price Charities Directors and Officers, other than Mr. R. Price, expressly disclaim beneficial ownership of the PriceSmart shares of Common Stock held by the Price Charities and accordingly has excluded such shares from the number of shares of PriceSmart Common Stock reported as beneficially owned. Mr. R. Price disclaims beneficial ownership of the PriceSmart shares of Common Stock held by Price Charities except to the extent of his voting and/or dispositive power.

5           The percentage of shares reported as beneficially owned is based on 29,897,996 shares of Common Stock outstanding as of March 31, 2011 as reported in PriceSmart, Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on April 7, 2011.

(2)  Price Charities

Price Charities presently may be deemed to beneficially own an aggregate of 3,039,335 shares of PriceSmart Common Stock, which represents approximately 10.2% of the outstanding Common Stock.  Of such shares, Price Charities may be deemed to have sole voting and dispositive power with respect to 0 shares of Common Stock and shared voting and dispositive power with respect to 3,039,335 shares of Common Stock.  Price Charities may be deemed to share voting and dispositive power with respect to such shares of Common Stock with Mr. R. Price in his capacity as a director and President of Price Charities.  Mr. R. Price disclaims beneficial ownership of such shares except to the extent of his voting and/or dispositive power.

(3)  Sol & Helen Price Trust

The Sol & Helen Price Trust presently may be deemed to beneficially own an aggregate of 2,393,122 shares of PriceSmart Common Stock, which represents approximately 8.0% of the outstanding Common Stock.  Of such shares, the Sol & Helen Price Trust may be deemed to have sole voting and dispositive power with respect to 0 shares and shared voting and dispositive power with respect to 2,393,122 shares of Common Stock.  The Sol & Helen Price Trust may be deemed to share voting and dispositive power over such shares with Mr. R. Price in his capacity as sole trustee of the Sol & Helen Price Trust.

(4) Sherry Bahrambeygui

Ms. Bahrambeygui may be deemed to beneficially own an aggregate of 412,173 shares of PriceSmart Common Stock, which represents approximately 1.4% of the outstanding Common Stock.  Of such shares, Ms. Bahrambeygui may be deemed to have sole voting power with respect to 80,000 shares and shared voting and dispositive power with respect to 332,173 shares.  Of the shares for which Ms. Bahrambeygui may be deemed to have shared voting and dispositive power, (i) 220,600 shares are owned directly by the Price Family Charitable Trust which Ms. Bahrambeygui and Mr. R. Price are co-trustees of and as such may be deemed to share voting and dispositive power over such shares; (ii) 5,210 shares are owned directly by the Benjamin Price Trust UTD 9/22/89 which Ms. Bahrambeygui and Mr. R. Price are co-trustees of and as such may be deemed to share voting and dispositive power over such shares; (iii) 916 shares are owned directly by the Rebecca Price Trust UTD 5/6/97 which Ms. Bahrambeygui and Mr. Max Edward Spring are co-trustees of and as such may be deemed to share voting and dispositive power over such shares; (iv) 916 shares are owned directly by the Sarah Price Trust UTD 5/6/97 which Ms. Bahrambeygui and Mr. Spring are co-trustees of and as such may be deemed to share voting and dispositive power over such shares; (v) 916 shares are owned directly by the David Price Trust UTD 5/6/97 which Ms. Bahrambeygui and Mr. Spring are co-trustees of and as such may be deemed to share voting and dispositive power over such shares; (vi) 12,500 shares are owned directly by the Rebecca Price Trust UTD 8/1/97 which Ms. Bahrambeygui and Mr. Spring are co-trustees of and as such may be deemed to share voting and dispositive power over such shares; (vii) 12,500 are owned directly by the Sarah Price Trust UTD 8/1/97 which Ms. Bahrambeygui and Mr. Spring are co-trustees of and as such may be deemed to share voting and dispositive power over such shares; (viii) 12,500 shares are owned directly by the David Price Trust UTD 8/1/97 which Ms. Bahrambeygui and Mr. Spring are co-trustees of and as such may be deemed to share voting and dispositive power over such shares; (ix) 64,115 shares are owned directly by the Hosey Family Trust which Ms. Bahrambeygui and Mr. Patrick Hosey are co-trustees of and as such may be deemed to share voting and dispositive power over such shares; and (x) 2,000 shares are owned directly by Ms. Bahrambeygui’s minor children.  Each of Ms. Bahrambeygui, Mr. R. Price, Mr. Spring and Mr. Hosey disclaims beneficial ownership of the foregoing shares except to the extent of their respective voting and/or dispositive power.

(5)  William Gorham

Mr. Gorham presently beneficially owns 3,000 shares of PriceSmart Common Stock, which represents 0% of the outstanding Common Stock.  He therefore does not have sole or shared voting or dispositive power with respect to any shares of Common Stock.

(6)  Dede Alpert

Ms. Alpert presently beneficially owns 0 shares of PriceSmart Common Stock, which represents 0% of the outstanding Common Stock.  She therefore does not have sole or shared voting or dispositive power with respect to any shares of Common Stock.

(7)  John Eckstein

Mr. Eckstein presently may be deemed to beneficially own 250 shares of PriceSmart Common Stock, which represent approximately 0% of the outstanding Common Stock.  Of such shares, he may be deemed to have sole voting and dispositive power with respect to 250 shares and shared voting and dispositive power with respect to 0 shares.

(8)  Sue Reynolds

Ms. Reynolds presently beneficially owns 0 shares of PriceSmart Common Stock, which represents 0% of the outstanding Common Stock.  She therefore does not have sole or shared voting or dispositive power with respect to any shares of Common Stock.

(9)  Jeff Fisher

Mr. Fisher presently beneficially owns 0 shares of PriceSmart Common Stock, which represents 0% of the outstanding Common Stock.  He therefore does not have sole or shared voting or dispositive power with respect to any shares of Common Stock.

Each of Ms. Brewer, Ms. Price Keating, Mr. D. Price, Mr. Spring, and Mr. Hosey is a citizen of the United States of America.  The principal occupations of each of the foregoing are as follows: Ms. Brewer is an employee of The Price Group, LLC, Ms. Price Keating is a homemaker, Mr. D. Price is a student, Mr. Spring is an attorney and Mr. Hosey is an attorney.

Item 5(c) of this Schedule 13D is hereby amended as follows to include the following information:

(c)	The following transactions in PriceSmart’s Common Stock were effected by the Reporting Persons and Price Charities Directors and Officers in the 60 days prior to the filing date of this Amendment:

● The Reporting Persons effected the following transactions in the 60 days prior to the filing date of this Amendment:

Party Effecting Transaction	Transaction Date	Shares Disposed	Average Price Per Share	Description of Transaction
Price Charities	03/28/2011	575	$35.0491	Open market sale pursuant to Rule 10b5-1 trading plan
Sol & Helen Price Trust	03/28/2011	575	$35.0491	Open market sale pursuant to Rule 10b5-1 trading plan
Price Charities	03/29/2011	17,750	$35.3927	Open market sale pursuant to Rule 10b5-1 trading plan
Sol & Helen Price Trust	03/29/2011	17,750	$35.3927	Open market sale pursuant to Rule 10b5-1 trading plan
Price Charities	03/30/2011	14,491	$36.0188	Open market sale pursuant to Rule 10b5-1 trading plan
Price Charities	03/30/2011	2,900	$36.4871	Open market sale pursuant to Rule 10b5-1 trading plan
Sol & Helen Price Trust	03/30/2011	14,491	$36.0188	Open market sale pursuant to Rule 10b5-1 trading plan
Sol & Helen Price Trust	03/30/2011	2,900	$36.4871	Open market sale pursuant to Rule 10b5-1 trading plan
Price Charities	03/31/2011	6,950	$36.5242	Open market sale pursuant to Rule 10b5-1 trading plan
Sol & Helen Price Trust	03/31/2011	6,950	$36.5242	Open market sale pursuant to Rule 10b5-1 trading plan
Price Charities	04/01/2011	8,330	$37.0161	Open market sale pursuant to Rule 10b5-1 trading plan

Price Charities	04/01/2011	2,870	$37.3995	Open market sale pursuant to Rule 10b5-1 trading plan
Sol & Helen Price Trust	04/01/2011	8,330	$37.0162	Open market sale pursuant to Rule 10b5-1 trading plan
Sol & Helen Price Trust	04/01/2011	2,870	$37.3996	Open market sale pursuant to Rule 10b5-1 trading plan
Price Charities	04/04/2011	8,850	$37.0537	Open market sale pursuant to Rule 10b5-1 trading plan
Sol & Helen Price Trust	04/04/2011	8,850	$37.0537	Open market sale pursuant to Rule 10b5-1 trading plan
Price Charities	04/05/2011	6,700	$37.283	Open market sale pursuant to Rule 10b5-1 trading plan
Price Charities	04/05/2011	5,800	$37.7725	Open market sale pursuant to Rule 10b5-1 trading plan
Sol & Helen Price Trust	04/05/2011	6,700	$37.283	Open market sale pursuant to Rule 10b5-1 trading plan
Sol & Helen Price Trust	04/05/2011	5,800	$37.7725	Open market sale pursuant to Rule 10b5-1 trading plan
Price Charities	04/06/2011	14,400	$37.2622	Open market sale pursuant to Rule 10b5-1 trading plan
Sol & Helen Price Trust	04/06/2011	14,400	$37.2622	Open market sale pursuant to Rule 10b5-1 trading plan
Price Charities	04/07/2011	14,335	$38.2067	Open market sale pursuant to Rule 10b5-1 trading plan
Price Charities	04/07/2011	3,900	$38.6962	Open market sale pursuant to Rule 10b5-1 trading plan
Sol & Helen Price Trust	04/07/2011	14,335	$38.2067	Open market sale pursuant to Rule 10b5-1 trading plan
Sol & Helen Price Trust	04/07/2011	3,900	$38.6962	Open market sale pursuant to Rule 10b5-1 trading plan
Price Charities	04/08/2011	850	$38.4906	Open market sale pursuant to Rule 10b5-1 trading plan

Sol & Helen Price Trust	04/08/2011	850	$38.4906	Open market sale pursuant to Rule 10b5-1 trading plan
Robert and Allison Price Trust UDT 1/10/75	04/14/2011	22,000	$0	Charitable donation
Price Family Charitable Trust	05/02/2011	5,000	$0	Charitable donation (6)
Price Family Charitable Trust	05/03/2011	35,000	$0	Charitable donation (7)
Price Family Charitable Fund	05/03/2011	1,650	$0	Charitable donation
Price Family Charitable Fund	05/04/2011	18,838	$0	Charitable donation
Price Family Charitable Fund	05/9/2011	4,800	$0	Charitable donation
Price Charities	05/10/2011	14,294	$46.2997	Open market sale pursuant to Rule 10b5-1 trading plan
Sol & Helen Price Trust	05/10/2011	13,106	$46.2997	Open market sale pursuant to Rule 10b5-1 trading plan
Price Charities	05/11/2011	12,990	$46.6273	Open market sale pursuant to Rule 10b5-1 trading plan
Sol & Helen Price Trust	05/11/2011	11,910	$46.6273	Open market sale pursuant to Rule 10b5-1 trading plan
Price Family Charitable Fund	05/11/2011	2,750	$0	Charitable donation
Price Charities	05/12/2011	7,587	$46.8788	Open market sale pursuant to Rule 10b5-1 trading plan
Price Charities	05/12/2011	12,602	$47.5009	Open market sale pursuant to Rule 10b5-1 trading plan
Sol & Helen Price Trust	05/12/2011	6,956	$46.8788	Open market sale pursuant to Rule 10b5-1 trading plan
Sol & Helen Price Trust	05/12/2011	11,555	$47.5009	Open market sale pursuant to Rule 10b5-1 trading plan
Price Charities	05/13/2011	13,303	$47.2702	Open market sale pursuant to Rule 10b5-1 trading plan
Sol & Helen Price Trust	05/13/2011	12,197	$47.2702	Open market sale pursuant to Rule 10b5-1 trading plan
Price Charities	05/16/2011	19,511	$46.3164	Open market sale pursuant to Rule 10b5-1 trading plan
Price Charities	05/16/2011	834	$47.0226	Open market sale pursuant to Rule 10b5-1 trading plan
Price Charities	05/17/2011	15,076	$45.6259	Open market sale pursuant to Rule 10b5-1 trading plan

________________
6 These shares were donated to the Price Family Charitable Fund.

7 These shares were donated to the Price Family Charitable Fund.

Sol & Helen Price Trust	05/16/2011	17,889	$46.3164	Open market sale pursuant to Rule 10b5-1 trading plan
Sol & Helen Price Trust	05/16/2011	766	$47.0227	Open market sale pursuant to Rule 10b5-1 trading plan
Sol & Helen Price Trust	05/17/2011	13,824	$45.6259	Open market sale pursuant to Rule 10b5-1 trading plan
Price Charities	05/18/2011	5,867	$45.3053	Open market sale pursuant to Rule 10b5-1 trading plan
Price Charities	05/18/2011	4,045	$46.2322	Open market sale pursuant to Rule 10b5-1 trading plan
Price Charities	05/18/2011	500,000	$43.00	Entry into stock purchase agreement; settlement has not yet occurred
Sol & Helen Price Trust	05/18/2011	5,379	$45.3053	Open market sale pursuant to Rule 10b5-1 trading plan
Sol & Helen Price Trust	05/18/2011	3,709	$46.2322	Open market sale pursuant to Rule 10b5-1 trading plan
Sol & Helen Price Trust	05/18/2011	500,000	$43.00	Entry into stock purchase agreement; settlement has not yet occurred
Price Charities	05/19/2011	12,259	$46.4235	Open market sale pursuant to Rule 10b5-1 trading plan
Sol & Helen Price Trust	05/19/2011	11,241	$46.4235	Open market sale pursuant to Rule 10b5-1 trading plan
Price Charities	05/20/2011	39,130	$43.1521	Open market sale pursuant to Rule 10b5-1 trading plan
Price Charities	05/20/2011	7,561	$43.8816	Open market sale pursuant to Rule 10b5-1 trading plan
Price Charities	05/20/2011	1,460	$45.1948	Open market sale pursuant to Rule 10b5-1 trading plan
Price Charities	05/20/2011	679	$45.9721	Open market sale pursuant to Rule 10b5-1 trading plan
Sol & Helen Price Trust	05/20/2011	35,878	$43.1521	Open market sale pursuant to Rule 10b5-1 trading plan

Sol & Helen Price Trust	05/20/2011	6,931	$43.8816	Open market sale pursuant to Rule 10b5-1 trading plan
Sol & Helen Price Trust	05/20/2011	1,340	$45.1947	Open market sale pursuant to Rule 10b5-1 trading plan
Sol & Helen Price Trust	05/20/2011	621	$45.9725	Open market sale pursuant to Rule 10b5-1 trading plan
Price Charities	05/23/2011	6,032	$42.7388	Open market sale pursuant to Rule 10b5-1 trading plan
Price Charities	05/23/2011	11,340	$43.0559	Open market sale pursuant to Rule 10b5-1 trading plan
Sol & Helen Price Trust	05/23/2011	5,531	$42.7388	Open market sale pursuant to Rule 10b5-1 trading plan
Sol & Helen Price Trust	05/23/2011	10,397	$43.0559	Open market sale pursuant to Rule 10b5-1 trading plan
Price Charities	05/24/2011	11,050	$41.4070	Open market sale pursuant to Rule 10b5-1 trading plan
Price Charities	05/24/2011	4,380	$42.2006	Open market sale pursuant to Rule 10b5-1 trading plan
Sol & Helen Price Trust	05/24/2011	10,131	$41.4069	Open market sale pursuant to Rule 10b5-1 trading plan
Sol & Helen Price Trust	05/24/2011	4,017	$42.2006	Open market sale pursuant to Rule 10b5-1 trading plan

●       The Price Charities Directors and Officers effected the following transactions in the 60 days prior to the filing of this Amendment:

●	The Hosey Family Trust sold an aggregate of 100,000 shares of PriceSmart Common Stock at market prices ranging from $36.51 to $38.68 pursuant to a Rule 10b5-1 trading plan;

●	Mr. Gorham acquired 1,000 shares at $43.02 per share.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of this Schedule 13D is hereby amended to include the following information:

As disclosed in Item 4 of this Schedule 13D, on May 18, 2011, the Sol & Helen Price Trust and Price Charities each entered into a Stock Purchase Agreement with T. Rowe Price Associates, Inc., as investment adviser for and on behalf of certain funds and accounts, pursuant to which the Sol & Helen Price Trust and Price Charities each sold 500,000 shares of PriceSmart Common Stock at a price of $43.00 per share.  The foregoing description of the Stock Purchase Agreements are qualified in their entirety by reference to the actual agreements, copies of which are filed as exhibits to this Schedule 13D and incorporated herein by reference.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of this Schedule 13D is hereby amended to include the following additional exhibits:

Exhibit No.	Description of Exhibit

9	Stock Purchase Agreement, dated May 18, 2011, by and among Price Charities, T. Rowe Price Associates, Inc., investment adviser for and on behalf of each of the funds and accounts listed on Exhibit A, and for the limited purpose of Article 4 and Article 6 hereof, T. Rowe Price Associates, Inc., on its own behalf.

10	Stock Purchase Agreement, dated May 18, 2011, by and among Sol and Helen Price Trust u/t/d 2/20/1970, T. Rowe Price Associates, Inc., investment adviser for and on behalf of each of the funds and accounts listed on Exhibit A, and for the limited purpose of Article 4 and Article 6 hereof, T. Rowe Price Associates, Inc., on its own behalf.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 25, 2011

PRICE CHARITIES

/s/ Sherry Bahrambeygui
By:	Sherry Bahrambeygui
Title:	Executive Vice President and Secretary

SOL AND HELEN PRICE TRUST, DATED FEBRUARY 20, 1970

/s/ Robert E. Price
By:	Robert E. Price
Title:	Trustee

ROBERT E. PRICE

/s/ Robert E. Price